Exhibit 21.1

            Health Care Property Investors, Inc.

List of Subsidiaries
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Texas HCP, Inc., a Maryland Corporation
HCPI Mortgage Corp., a Delaware Corporation
HCPI Charlotte, Inc., a Delaware Corporation
HCPI Knightdale, Inc., a Delaware Corporation
Texas HCP G.P., Inc., a Delaware Corporation
HCPI Trust, a Maryland Real Estate Investment Trust
Cambridge Medical Properties, LLC, a Delaware Limited Liability Company HCPI Indiana, LLC, a Delaware Limited Liability Company